



Visionary Management Association, LLC
Small Business Bond™

Bond Terms:

Bond Yield: 7.50%

Target Raise Amount: $250,000

Offering End Date: September 7, 2022

Repayment Period: 5 years (60 months)

Minimum Raise Amount: $50,000

Company Details:

Name: Visionary Management Association, LLC

Founded: January 14, 2021

Address: 500 Irving St. NW
Washington, DC 20010

Industry: Supermarkets and Other Grocery Stores

Employees: 4

Website: https://auroramarket.biz/

Use of Funds Allocation:

If the maximum raise is met:

$115,000 (46.00%) – of the proceeds will go towards staff
$100,000 (40.00%) – of the proceeds will go towards equipment
$35,000 (14.00%) – of the proceeds will go towards working capital

Social:

Instagram: 424 Followers





<u>Business Metrics:</u>

	FY21	YTD 6/30/2022
Total Assets	$336,281	$358,104
Cash & Cash Equivalents	$3,383	$8,358
Accounts Receivable	$0	$0
Short-term Debt	$499,923	$483,480
Long-term Debt	$0	-$30,438
Revenue	$253,797	$197,814
Cost of Goods Sold	$174,200	$67,788
Taxes	$0	$0
Net Income	-$16,567	$62,850

<u>Recognition:</u>

Visionary Management Association, LLC (DBA Aurora Market) is a locally owned and operated small business that offers consumers access to daily essentials, fresh food, sweet and savory pastries, and specialty coffee. Aurora Market is a family, service-disabled veteran, minority owned small business.

<u>About:</u>

Visionary Management Association, LLC (DBA Aurora Market) was incorporated in 2021 and has operated Aurora Market since January of 2022, alongside other business ventures including a car wash business. Prior to his current venture, the owner, Pablo Ortiz Jr., served for 20 years in the United States armed forces, specializing in Logistics and Operations Management.

For more information, contact our Customer Support Team at support@thesmbx.com

